August 17, 2018

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Jackson National Life Insurance Company Jackson National Separate Account - I (“Registrant”) File Nos. 333-______ and 811-08664

Commissioners:

On behalf of the above-referenced Registrant, attached for electronic filing under the Securities Act of 1933, as amended, is an initial registration statement on Form N-4 ("Initial Registration Statement"). As noted on the Facing Sheet of the Initial Registration Statement, it is also Amendment No. 664 under the Investment Company Act of 1940, as amended.

The prospectus contained in the Initial Registration Statement (“the Elite Access Advisory II Prospectus”) describes a variable annuity contract ("Elite Access Advisory II") that is a non-commission product that will be available both as a qualified plan (e.g. IRA) contract and as a non-qualified contract. The Elite Access Advisory II product generally would be classified as a "fee based" product in industry terminology and would be appropriate for a purchaser who has engaged the services of an investment adviser for a fee to provide advice on allocations to the various investment options under the contract.

Compared to Jackson's currently offered fee-based variable annuity, Elite Access Advisory (File No. 333-212424), Elite Access Advisory II has no withdrawal charge, and a higher Monthly Contract Charge with no scheduled charge increases. However, the two products have many major similarities including the same investment options, minimum premiums, optional services at no cost such as dollar cost averaging and rebalancing, and many of the same base contract provisions. As a result, the prospectuses for the two products in many sections share identical disclosure.

To assist in the review of the Initial Registration Statement, we are providing a marked copy, via email to the Commission Staff reviewer, to reflect the similarities and differences between the disclosure in the Elite Access Advisory II Prospectus and the applicable disclosure in the Elite Access Advisory prospectus. As you will note, the updated fund list and fund expense information will be provided in the pre-effective amendment to the Initial Registration Statement. We are also providing a courtesy copy of the Elite Access Advisory II Prospectus via email to the Commission Staff reviewer.

If you have any questions, please call me at (517) 367-3754.

Very truly yours,

/s/ ALISON SAMBORN

Alison Samborn
Senior Attorney, Legal Product Development